UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THERAVANCE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88338T104

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88338T104	SCHEDULE 13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 31,581,179 shares of Common Stock (See Items 5(a) and 5(b))
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 31,581,179 shares of Common Stock (See Items 5(a) and 5(b))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,581,179 shares of Common Stock (See Item 5(a)) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.18% of the shares of Common Stock (See Item 5(a))
14	TYPE OF REPORTING PERSON CO

Footnotes:

(1) Shares of Common Stock are held of record by Glaxo Group Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

CUSIP No. 88338T104	SCHEDULE 13D/A	Page 3 of 8

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 9, 2010 (as amended by Amendment No. 1 filed on April 2, 2012, Amendment No. 2 filed on May 16, 2012 and Amendment No. 3 filed on August 1, 2013, the “Schedule 13D” and as amended by this Amendment No. 4, the “Statement”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Theravance, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principle executive offices are located at 951 Gateway Blvd., South San Francisco, CA 94080. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 as attached to Amendment No. 1 in its entirety, and replacing it with Schedule 1 attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Glaxo Group Limited (“GGL”) expects to acquire 832,456 shares of Common Stock (the “Shares”) on November 4, 2014, pursuant to the exercise of the Quarterly Right under the Governance Agreement and the terms of the 2012 Common Stock Purchase Agreement, dated as of November 2, 2012, by and among GGL, GSK and the Issuer (the “2012 Common Stock Purchase Agreement”), for total consideration of $12,786,524.16, which consideration is expected to be obtained from the working capital of GGL.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described in Item 3 above, on November 4, 2014, GGL will purchase 832,456 shares of Common Stock for an aggregate purchase price of $12,786,524.16 for the purpose of maintaining its ownership percentage in the Issuer.

In addition to the acquisition described above, GSK has exercised its Quarterly Right pursuant to the Governance Agreement in each quarter following the execution of the 2012 Common Stock Purchase Agreement and acquired the amount of shares of Common Stock necessary to maintain its ownership percentage in the Issuer.

CUSIP No. 88338T104	SCHEDULE 13D/A	Page 4 of 8

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)                GlaxoSmithKline plc beneficially owns 31,581,179 shares of Common Stock, which represents 27.18% of the 116,201,502 shares of Common Stock outstanding.

(b) Subject to the limitations described in Item 4 of this Statement, GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 31,581,179 shares of Common Stock described in Item 5(a).

(c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

(d) No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.

(e) Not applicable.

CUSIP No. 88338T104	SCHEDULE 13D/A	Page 5 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GlaxoSmithKline plc
/s/ Victoria Whyte
By: Victoria Whyte Title: Company Secretary

CUSIP No. 88338T104	SCHEDULE 13D/A	Page 6 of 8

Schedule I

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chairman Global Vaccines	Moroccan, Belgian & US
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

CUSIP No. 88338T104	SCHEDULE 13D/A	Page 7 of 8

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Jing Ulrich	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Global Vaccines	Moroccan, Belgian & US
Deirdre Connelly	5 Crescent Drive, Philadelphia, PA 19112	President, North America Pharmaceuticals	US
Nick Hirons	980 Great West Road Brentford Middlesex TW8 9GS	Senior Vice President, Global Ethics and Compliance	British
Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	President, Global Pharmaceuticals	British

CUSIP No. 88338T104	SCHEDULE 13D/A	Page 8 of 8

William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Communications and Government Affairs	British
Daniel Troy	5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	British